WESTJET

July 27, 2007

07025861

SUZANNE C. CARRIÈRE
Direct Dial: (403) 539-7450
Fax: (403) 539-7453
Email: scarriere@westjet.com

VIA MAIL

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG - 6 2007
WASH, D.C. 186 SECTION

Attention: Filing Desk

Dear Sirs/Mesdames:

Re: WestJet Airlines Ltd. Submission Pursuant to Rule 12g3-2(b) File No. 82-34992

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of WestJet Airlines Ltd.'s (the "Company"):

1. News Release dated July 18, 2007: WestJet announces additional aircraft and debt financing;
2. News Release dated July 19, 2007: WestJet and Travelport agree to discontinue negotiations for aiRES contract;
3. News Release dated July 24, 2007: Clive Beddoe Steps Down as CEO.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Suzanne Carrière
Enclosures

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

82-34992

FOR IMMEDIATE RELEASE

WestJet announces additional aircraft and debt financing

Airline finalizes term sheet for three more aircraft and completes financing for upcoming deliveries

CALGARY, Alberta. July 18, 2007. WestJet today announced that it has finalized a term sheet with BOC Aviation Pte. Ltd. (BOC Aviation), formerly Singapore Aircraft Leasing Enterprise (SALE), for three Boeing Next-Generation 737 aircraft to be delivered in 2010. Details of the agreement include two 700-series aircraft scheduled for delivery in January and June 2010 respectively and one 800-series aircraft to be delivered in May 2010.

The BOC Aviation agreement also provides WestJet with the ability to secure an additional two 700-series and one 800-series aircraft in 2011. The 700-series may be converted to 800-series at WestJet's option. Finalization of the transaction is subject to a number of conditions.

Sean Durfy, WestJet President commented, "An important part of our growth strategy includes increasing our capacity through fleet expansion. We have seen a strong demand for WestJet's service in the domestic, transborder and international markets. Having recently announced three new international destinations, as well as approval by Transport Canada to fly into four Mexican destinations, we are confident there are numerous profitable markets to deploy our growing number of aircraft."

WestJet also completed a debt-financing facility (the "Facility") arranged by ING Capital LLC and supported by loan guarantees from the Export-Import Bank of the United States (Ex-Im Bank) for US $105.6 million. The Facility, which includes ING Financial Holdings Corporation and Société Générale (Canada Branch) as lenders, will support the purchase of two Boeing Next-Generation 737-700s and one 737-800 series aircraft.

WestJet will take delivery of the first of these Ex-Im supported aircraft on July 19, 2007 and will acquire the remaining two aircraft by the end of 2007.

The Facility will be drawn in Canadian dollars in separate loans with 12-year terms for each aircraft. The three aircraft are part of WestJet's current agreement with Boeing and is WestJet's fifth Ex-Im Bank supported facility for aircraft.

WestJet currently has a registered fleet of 65 aircraft. By the end of 2010, based on current committed deliveries, the airline will have a registered fleet of 88 aircraft.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 38-city North American and Caribbean network. Named Canada's most admired corporate culture in 2005 and 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com

82-34992

WESTJET

FOR IMMEDIATE RELEASE

WestJet and Travelport agree to discontinue negotiations for aiRES contract

CALGARY, Alberta. July 19, 2007. WestJet today announced that they have reached agreement with Travelport to discontinue negotiations on the amendment of the aiRES contract. As a result, WestJet will incur a non-cash write-down of $31.9 million pre-tax ($22.2 million after tax) for the assets associated with WestJet's aiRES reservation system project. This write-down will be accounted for in the airline's quarterly results for the period ended June 30, 2007.

Sean Durfy, WestJet President commented, "As we stated in our January 10, 2007 news release where we first announced suspension of the aiRES implementation, we recognized the potential for this one-time write-down. Unfortunately, the possibility of implementing a future version of aiRES in the timeframe needed to meet WestJet's requirements is highly unlikely.

"Our current reservation system has been upgraded and is fully supported to meet our strategic plan for the remainder of 2007 and throughout 2008. All of the key functionalities we require to achieve our objectives are available to us. We will review our options for a new reservation system, from a variety of companies including Travelport, to meet our strategic plan beyond 2008."

WestJet will announce its second quarter results on August 1, 2007.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 38-city North American and Caribbean network. Named Canada's most admired corporate culture in 2005 and 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

-30-

For additional information, please contact:

Gillian Bentley, Media Relations
Telephone: (403) 444-2615
E-mail: gbentley@westjet.com
Website: www.westjet.com

82-34992

FOR IMMEDIATE RELEASE

Clive Beddoe Steps Down as CEO

Continues as Executive Chairman

CALGARY, Alberta. July 24, 2007. WestJet today announced that Clive Beddoe will be stepping down as Chief Executive Officer on September 4, 2007. Sean Durfy will become President and Chief Executive Officer effective that same day.

Clive Beddoe commented, "I will continue to play a key role within WestJet as the company's Executive Chairman by establishing and supporting the strategic direction of the company. I believe Executive Chairman more accurately reflects the role I have been progressively fulfilling for the past eight months, as I have handed more responsibility to Sean Durfy and our Executive team. The success of these changes has clearly been demonstrated in the financial and operational results we have produced over the last year. I am confident in the continued success of WestJet with Sean as President and CEO."

Clive Beddoe was the principal founder of WestJet in February 1996, with 200 employees and three aircraft flying to five destinations in Western Canada. WestJet has grown in that time to 66 aircraft flying to 64 destinations in 12 countries and 2006 revenues of $1.8 billion.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 38-city North American and Caribbean network. Named Canada's most admired corporate culture in 2005 and 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

\- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com

END